UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Silver Dragon Resources Inc.
(Name of Subject Company)

United States
(Jurisdiction of Subject Company’s Incorporation or Organization)

Guardians of Gold Inc.
c/o Nirek Resources, Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

827692104
(CUSIP Number of Class of Securities (if applicable))

Marc Hazout
Silver Dragon Resources Inc.
5160 Yonge Street, Suite 803
Toronto, Ontario, M2N 6L9
(416) 223-8500

      (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Ron Haller	Copies to:
Secretary	Matthew McMurdo
4 King Street West	Nannarone & McMurdo LLP
Suite 1320	511 Avenue of the Americas
Toronto, Ontario M5H 1B6	Suite 800
Telephone: (416) 603-1555	New York, NY 10017
Facsimile (416)b 864 0175	Telephone: (917) 318-2865
Facsimile: (646) 390-7090

March 22, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit I.1: Prospectus filed as part of a Form S-4 filed by Guardians of Gold Inc. with the Commission on March 22, 2010

(b) Not applicable.

Item 2. Informational Legends

Included in Exhibit I.1.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Exhibit II.1: Schedule TO filed by Guardians of Gold Inc. with the Commission on March 22, 2010.

(2) See Exhibit II.2: Silver Dragon Resources, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 31, 2009 and SDRG’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009, filed with the SEC on May 15, 2009, August 14, 2009 and November 6, 2009, respectively

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on March 22, 2010.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronald Haller
(Signature)

Ronald Haller
Secretary
(Name and Title)

March 22, 2010
(Date)